# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sigma Lithium Corp, CIK 0001848309
CUSIP: 826599102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: AV. NOVE DE JULHO, 4939, CJ. 93 (PARTE),, SAO PAULO, Brazil (D5), 01407-200
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001817646

## Reporting persons
- L1 Capital Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Unknown (XX); sole voting power 11,522,140; shared voting power 0; sole dispositive power 11,522,140; shared dispositive power 0; aggregate amount beneficially owned 11,522,140 (10.2357% of the class)

## Item 1. Issuer
Name of issuer: Sigma Lithium Corp
Address of issuer's principal executive offices:
AV. NOVE DE JULHO, 4939, CJ. 93 (PARTE),, SAO PAULO, BRAZIL
01407-200

## Item 2. Person Filing
Name of person filing: L1 Capital Pty Ltd
Address of principal business office or, if none, residence:
LEVEL 45
101 COLLINS STREET
MELBOURNE VIC 3000, Australia
00000
Citizenship: AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Australian investment manager and Australian Financial Services License (AFSL) holder regulated by the Australian Securities and Investments Commission (ASIC)

## Item 4. Ownership
Amount beneficially owned:
11,522,140

The amount in Rows (5), (7) and (9) consists of 11,522,140 shares of common stock listed on the NASDAQ. The shares are owned by the L1 Long Short Fund Limited, the L1 Capital Long Short Fund, the L1 Capital Long Short (Master) Fund, the L1 Capital Global Long Short Fund, the L1 Global Long Short Fund Limited, and the L1 Capital Global Long Short (Master) Fund, the L1 Capital Global Long Short (AUD Offshore) Fund, all controled and managed by L1 Capital Pty Ltd. The percentage set forth on Row (11) of the cover page for the reporting person is based on 112,568,313 shares of Common Stock outstanding.
Percent of class: 10.2357
Sole power to vote or to direct the vote: 11,522,140
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,522,140
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L1 Capital Pty Ltd: /s/ Joel Arber, Joel Arber, Director (10/07/2026)